[Cadwalader, Wickersham & Taft LLP Letterhead]

April 4, 2017

VIA EDGAR TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Buffalo Wild Wings, Inc. (“BWW” or the “Company”)
Definitive Additional Soliciting Materials
Filed February 22, 2017 and March 8, 2017 by Marcato Capital Management LP et al. (“Marcato”)
File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 10, 2017 (the “Comment Letter”), concerning the above referenced soliciting materials filed with the Commission on February 22, 2017 and March 8, 2017 (collectively, the “Filings”).

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

General

1.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statement in your soliciting material filed on February 22, 2017: “Management (Falsely) Claimed That Its Process Was Just Beginning in Oct. 2016.” Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Please provide us with the factual foundation upon which the participants relied to conclude that management made a false claim. Refer to Note b. to Rule 14a-9.

Marcato acknowledges the Staff’s comment and respectfully submits that Marcato has a reasonable factual basis for the statement that “management (falsely) claimed that its process was just beginning in Oct. 2016.”

As is clear from the text of Slide 12 of Marcato’s presentation, dated February 22, 2017 (the “February Presentation”), the “process” to which Marcato is referring to in its statement is the Company’s margin improvement and related cost-savings initiatives meant to improve the Company’s margins. During its Q3 2016 earnings call held on October 26, 2016, the Company stated that “[o]ur goal is to achieve a 20% restaurant level margin by the end of 2018, and we’ve identified several opportunities in cost of sales, labor and operating expenses for 2017…we are early in the process on these initiatives.” However, the assertion that the Company was early in the process of these initiatives in October 2016 was clearly false, as it is expressly contradicted by prior Company statements indicating that such initiatives had been ongoing for several years prior to October 2016. The following are examples of instances in which the Company has made such contradictory statements, each of which were included as support for Marcato’s statement in the February Presentation:

•	On an earnings call held on February 4, 2014, Mary Twinem, EVP, CFO and Treasurer of the Company, stated that “[r]estaurant level cash flow, which is calculated before depreciation and pre-opening expenses was $63.2 million or 19.8% of restaurant sales [is] nearing our goal of 20%.”

•	On an April 28, 2014 earnings call, Ms. Twinem stated that “[the Company’s] goal for restaurant level cash flow is 20%.”

•	On the same call, a research analyst asked the following question: “I just had a couple questions. Mary, you indicated the Company’s targeting 20% store level margin. But I think in the past you also mentioned targeting 30% cost of sales. So, has the Company changed its gross margin target, or do you think other line items may see some cost improvements?” In response, Ms. Twinem stated that “[a]s it relates to the 20% target, I think that it’s a target we’ve had for several years.” With respect to that 20% target, the same Company representative further stated that “we think we’re getting very close to being there consistently.”

•	More than a year later, on a July 2015 earnings call, Ms. Smith, the Company’s CEO, stated the following: “I think our overall goals at the restaurant level is cash flow of 20% or greater.”

As noted above, the Company has, over a period of several years, consistently referenced a 20% margin goal and steps being taken to achieve the same. Accordingly, Company management’s claim that in October 2016 it was in the early stages of its margin improvement and related cost-savings initiatives was false.

2.	We note your statement on slide 14 of the soliciting material filed on March 8, 2017 that reads in relevant part: “Virtually no key executive or board member, over the company’s entire 13+ year history as a public company, has ever invested their personal capital into the shares of Buffalo Wild Wings”. The same slide, however, discloses that key executive and board member share purchases were made, albeit pursuant to the Employee Stock Purchase Plan. Please advise us, with a view toward corrective disclosure, how the statement regarding the absence of investment made with personal capital may be reconciled with the admission that purchases were in fact made in which the shares of Buffalo Wild Wings were held for periods of time purportedly averaging 75 days.

Marcato acknowledges the Staff’s comment and respectfully submits that Marcato has a reasonable basis for the statement that “[v]irtually no key executive or board member, over the company’s entire 13+ year history as a public company, has ever invested their personal capital into the shares of Buffalo Wild Wings.” Accordingly, Marcato believes that corrective disclosure with respect to such statement is not necessary or appropriate.

As noted in the soliciting material filed by Marcato on March 8, 2017, no Company directors (other than Cindy Davis) and no key executives of the Company have purchased BWW shares on the open market (i.e., at market prices in the same manner as other shareholders of the Company) since the Company’s initial public offering in November 2003. Sally Smith (CEO, President and director) and other key executives have, however, routinely purchased shares at a substantial discount (15%) to market value through the Company’s employee stock purchase plan (the “ESPP”), only to sell the same shares immediately or shortly thereafter. In many cases, the sales occurred on the same day as the purchase. The purchase of shares through the ESPP at a significant discount to market price, and the short-term or immediate sale of such shares, does not constitute an “investment of personal capital.” Indeed, an “investment of personal capital” would require that there be a real risk of loss to the investor’s capital and/or the intent to gain profits through the appreciation in the value of BWW stock (as would be the case with open market purchases). Neither of these factors exist in this case. Instead, the pattern of short term trading described above is simply a form of arbitrage that exploits the difference between the cost of shares purchased through the ESPP and the price at which the shares are trading on the open market at or near the time of such purchase.

Furthermore, a number of slides contained in the presentation – including Slide 14, which includes the statement in question – explicitly state that Ms. Smith and other key executives have purchased shares through the ESPP and a significant portion of the presentation is dedicated to the notion that the ESPP has been exploited in a manner that it was not intended to be used. Accordingly, no reasonable person could interpret any portion of the presentation to imply that Company directors and officers have never purchased BWW shares with their own funds; but instead to imply that virtually no such person has purchased shares at market prices on the open market, as discussed above.

*     *     *

In connection with this response to the Staff’s comment, Marcato acknowledged to me and I therefore acknowledge on its behalf that:

•	Marcato is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Marcato may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

cc:	Richard T. McGuire III
Managing Partner
Marcato Capital Management LP

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